Nathan Herbert

Secretary

One American Road

Dearborn, MI 48126

(313) 390-1907

September 22, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu, Mr. Benjamin Meeks and Mr. Arthur C. Sandel
Telephone No. (202) 551-3850, (202) 551-7146 and (202) 551-3262

Re:	Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Amendment No. 1 to Form SF-3 Shelf Registration Statement (the "Registration Statement"); Filed September 7, 2021; File No. 333-258040

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Receivables Two LLC (the "Registrant"), requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on July 20, 2021 and amended on September 7, 2021 (as amended, the "Amended Registration Statement"), such that the Amended Registration Statement becomes effective at 4:30 p.m. on Friday, September 24, 2021 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FORD CREDIT AUTO RECEIVABLES TWO LLC

By:	/s/ Nathan Herbert

Name:	Nathan Herbert
Title:	Secretary